SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                             (Amendment No. 5) (1)


                         Boston Scientific Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)


                                   101137 10 7
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                                 (CUSIP Number)

                               December 31, 1998
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [x]  Rule 13d-1(d)


--------------------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 101137 10 7              13G/A                      Page 2 of 6 Pages


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1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John E. Abele
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a)  [ ]
     N/A                                           (b)  [ ]

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3    SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     The United States of America
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                      5      SOLE VOTING POWER

                             30,125,628 (See Item 4(a)).
NUMBER OF
SHARES                ---------------------------------------------------------
BENEFICIALLY          6      SHARED VOTING POWER
OWNED BY
EACH                         933,600 (See Item 4(a)).
REPORTING
PERSON                ---------------------------------------------------------
WITH                  7      SOLE DISPOSITIVE POWER
PERSON
WITH                         30,125,628 (See Item 4(a)).

                      ---------------------------------------------------------
                      8      SHARED DISPOSITIVE POWER

                             933,600 (See Item 4(a)).
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     31,059,228
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.9%
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12   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 101137 10 7              13G/A                      Page 3 of 6 Pages


ITEM 1(a).     NAME OF ISSUER:

               Boston Scientific Corporation, a Delaware corporation

ITEM 1 (b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               One Boston Scientific Place
               Natick, MA 01760

ITEM 2(a).     NAME OF PERSON FILING:

               John E. Abele (the "Reporting Person")

ITEM 2(b).     RESIDENCE:

               c/o Boston Scientific Corporation
               One Boston Scientific Place
               Natick, MA 01760

ITEM 2(c).     CITIZENSHIP:

               The United States of America

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock, $0.01 par value per share (the "shares")

ITEM 2(e).     CUSIP NUMBER:

               101137 10 7

ITEM 3.        IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2
               (b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

               (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

               (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

               (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

               (e) [ ]  An investment adviser in accordance with Rule 13d-1(b)
                        (1)(ii)(E);

               (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

               (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

               (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;


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CUSIP No. 101137 10 7              13G/A                      Page 4 of 6 Pages


               (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

               (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                        If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

ITEM 4.   OWNERSHIP:

               (a) Amount beneficially owned: The Reporting Person owns beneficially a total of 31,059,228 (2) shares. The Reporting Person has sole power to vote and dispose of 30,125,628 of such shares. The Reporting Person has shared power to vote and dispose of 933,600 shares.
               (b)    Percent of class: 7.9% (See Item 4(a)).
               (c)    Number of shares as to which such person has:
                      (i)    Sole power to vote or to direct the vote:
                             30,125,628 shares (See Item 4(a)).
                      (ii)   Shared power to vote or to direct the vote:
                             933,600 shares (See Item 4(a)).
                      (iii) Sole power to dispose or to direct the disposition of: 30,125,628 shares (See Item 4(a)).
                      (iv) Shared power to dispose or to direct the disposition of: 933,600 shares (See Item 4(a)).

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable.

-------------------
     (2) Includes 933,600 shares owned by a charitable trust of which the Reporting Person is a trustee and shares investment and ownership control. Also includes 1,300,000 shares held by a Delaware corporation of which the Reporting Person is the sole stockholder and director. Does not include 200,000 shares owned by the Reporting Person's wife. Also does not include 35,740,246 shares held by a trust for the benefit of the Reporting Person's children and grandchildren. In accordance with Rule 13d-4, the Reporting Person disclaims beneficial ownership of these 35,940,246 shares.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.


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CUSIP No. 101137 10 7              13G/A                      Page 5 of 6 Pages


ITEM 10.  CERTIFICATION:

         Not applicable.

CUSIP No. 101137 10 7              13G/A                      Page 6 of 6 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            2/16/99
                                            ----------------------------------
                                            (Date)


                                            /s/ John E. Abele
                                            -----------------------------------
                                            John E. Abele